Kaman Corporation (the "Corporation") hereby submits this redacted version of its response letter pursuant to a separate confidential treatment request made to the Commission's Office of Freedom of Information Act and Privacy Operations under the Commission's Rule 83, 17 C.F.R. §200.83. Pursuant to the Corporation's Rule 83 request, certain confidential portions of this version of the response letter have been omitted. The confidential portions are marked below as follows:      [***] = confidential material omitted. An unredacted version of this response letter is also being submitted separately to the staff of the Commission's Division of Corporation Finance to the attention of Mr. Rufus Decker, Accounting Branch Chief.

May 10, 2007

Via Facsimile (202-772-9368) & Federal Express

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

FOR COMMISSION USE ONLY

RE:         SEC Letter dated April 4, 2007 (received April 13, 2007)
Re: Form 10-K for the fiscal year ended December 31, 2006
File No. 0-1093

Dear Mr. Decker:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC report. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Form 10-K for the Year Ended December 31, 2006

General
1.           SEC Comment: Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim ones.

Response: Where a comment requests additional disclosure or other revisions, we have either included illustrative revisions of the information included in our 2006 Form 10-K filing or described the form in which we propose to make the revisions in future filings, as applicable.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 33

2.           SEC Comment: We have reviewed your responses to prior comments 3 and 4. Please enhance your proposed disclosure to include more information from your March 30, 2007 supplemental response.

Mr. Rufus Decker
May 10, 2007

Response: The text below demonstrates how the Corporation will incorporate the disclosure of how we account for these types of costs into the Corporation's future filings, including interim filings, as necessary:

Pre-contract costs: As of December 31, 2006, approximately $1.1 million of pre-contract costs was included in inventory which represented 0.5% of total inventory. Pre-contract costs incurred for items such as materials or tooling for anticipated contracts are included in inventory if recovery of such costs is considered probable. Thereafter, if we determine we will not be awarded an anticipated contract and the associated pre-contract costs cannot be applied to another program the costs are expensed immediately. Learning or start-up costs incurred in connection with existing or anticipated follow-on contracts are charged to the existing contract unless the terms of the contract permit recovery of these costs over a specific contractual term and provide for reimbursement if the contract is cancelled.

Unapproved change orders: If it is probable that a claim with respect to unapproved change orders will result in additional contract revenue and the amount of such additional revenue can be reliably estimated, then the additional contract revenue is considered in our accounting for the program, but only if the contract provides a legal basis for the claim, the additional costs were unforeseen and not caused by deficiencies in our performance, the costs are identifiable and reasonable in view of the work performed and the evidence supporting the claim is objective and verifiable.

If these requirements are met, the claim portion of the program is accounted for separately to ensure revenue from the claim is recorded only to the extent claim related costs have been incurred; accordingly, no profit with respect to such costs is recorded until the change order is formally approved. If these requirements are not met, the forecast of total contract cost at completion (which is used to calculate the gross margin rate) for the basic contract is increased to include all incurred and anticipated claim related costs.

Note 4 - Accounts Receivable, Net page 37

3.           SEC Comment: We have reviewed your response to prior comment 5. It appears that approximately 95% of your December 31, 2006 unbilled costs balance was also unbilled as of December 31, 2005. In light of this, and given the uncertainty regarding the resolution of the dispute on the Australia SH-2G(A) program, please tell us how you concluded that the full recovery of these amounts was probable as of December 31, 2006. Please disclose in the footnote the amounts of unbilled costs as of the earlier balance sheet date that remain unpaid as of the most recent balance sheet date including both the amounts that remain unbilled and those that have now been billed. Please also improve your disclosure regarding amounts to be collected after one year. See paragraph 3(c)(4) of Rule 5-02 of Regulation S-X and FRR 206.03.

Response:

The $41.3 million of costs related to the Australian SH-2G(A) program that had not been billed as of December 31, 2006 will become billable upon the achievement of various program milestones stipulated in the contract.

Mr. Rufus Decker
May 10, 2007

The Corporation believes that there are three potential outcomes for the Australia program. These currently include (1) we complete the work required under the original contract; (2) we perform additional work scope for the Commonwealth as well as complete the work required under the original contract; or (3) the program is terminated and the company [***].

For our government and commercial contracts, we evaluate, on an ongoing basis, the amount of unbilled recoverable costs and accrued profit. The recoverability of costs is evaluated on a contract by contract basis based upon historical trends of payments, program viability and the customer’s credit-worthiness. Similar to all other accounts receivable balances, management assessed the unbilled balance associated with the Australia program as of December 31, 2006 and concluded that full recovery of this balance was probable.

The Commonwealth has a long history of remitting full payment in a timely manner for our milestone billings. This includes [***].

As of December 31, 2006, although there was uncertainty regarding certain program related matters, the Corporation did not have any specific evidence from its customer that would indicate it was probable that the program would be cancelled. To the contrary, as noted in our annual report, as of the end of 2006 the Company was engaged in discussions with the customer with respect to expanding the scope of the contract and increasing the contract price accordingly.

The Commonwealth has not previously withheld payment for any milestone billings, giving us no reason to presume future milestone billings will not be paid. As of this date, the Commonwealth’s intentions regarding the expanded scope work are unclear and the Corporation continues to work, with the cooperation of the Commonwealth, on Formal Qualification Testing (FQT) of the Integrated Tactical Avionics System (ITAS) software pursuant to the requirements of the existing contract. Management currently anticipates that FQT will be successfully completed in mid-2007.

When evaluating the collectibility of the unbilled receivable we also considered the possibility that the customer might terminate the program. While it may be possible that the program is terminated, management believes that our obligations to the Commonwealth under the program are being performed and as a result, [***].

The Corporation has included in its Form 10-Q for the period ended March 30, 2007 additional disclosure related to the Australia program as follows:

Included in the commercial and other government contracts – not billed as of December 31, 2006 was $41,295 related to the production contract for the Australian SH-2G(A) program. Of this balance, $40,942 remained unbilled as of March 30, 2007. A total of $340 was billed in the first quarter of 2007 of which all has been collected to date. Based upon the terms of the existing contract, the company estimates that $1,345 of the currently unbilled amount will be billed after one year. If the company performs additional work scope for the customer pursuant to currently proposed terms of a potential contract modification, certain milestone billings permitted under the existing contract will be deferred and approximately $18,000 of the currently unbilled amount will be billed after one year.

As requested, we will continue to provide such disclosure going forward as needed.

Mr. Rufus Decker
May 10, 2007

Segment Information, page 56

4.           SEC Comment: We have reviewed your response to prior comment 7. Please provide us with the gross profit and gross margin for each operating segment in the Aerospace reportable segment for each of the last five years, along with each future period’s forecast through 2009. Regarding the historical and future expected gross margins, explain any anomalies as well as why any differences are not indicative of the operating segments having dissimilar economic characteristics.

Response:

As requested, we have prepared a table that presents historical gross profit and gross margin information for the operating units that comprise the Aerospace segment along with our forecast of future period performance. The historical data was significantly impacted by charges (such as major program loss accruals, warranty charges, investment write-offs, etc.) recorded during the past five years that created anomalies in gross profit and gross margins for certain periods. Therefore, we also calculated “adjusted” gross profit and gross margin figures for these operating units by adding back the charges that impacted gross margin in those years. These charges are specifically discussed in our prior period Annual Reports. Details of the calculation of adjusted gross margin figures for years 2002 through 2006 are included in Attachment 1 to our response.

The Aerospace subsidiary was realigned into operating divisions at the end of 2004. Because of this, when determining the original gross profit and gross margin percentages (amounts prior to the add back of charges) for the years prior to 2005 for the Helicopters, Aerostructures and Fuzing Divisions we made certain assumptions [***].

Mr. Rufus Decker
May 10, 2007

	Actuals					Budget
	2002	2003	2004	2005	2006	2007	2008	2009

Helicopters Division
Gross Profit	[***]	[***]	[***]	[***]	[***]
Gross Margin	[***]	[***]	[***]	[***]	[***]

Adjusted Gross Profit	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Adjusted Gross Margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Aerostructures Division
Gross Profit	[***]	[***]	[***]	[***]	[***]
Gross Margin	[***]	[***]	[***]	[***]	[***]

Adjusted Gross Profit	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Adjusted Gross Margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Fuzing Division
Gross Profit	[***]	[***]	[***]	[***]	[***]
Gross Margin	[***]	[***]	[***]	[***]	[***]

Adjusted Gross Profit	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Adjusted Gross Margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Kamatics
Gross Profit	[***]	[***]	[***]	[***]	[***]
Gross Margin	[***]	[***]	[***]	[***]	[***]

Adjusted Gross Profit	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Adjusted Gross Margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total
Gross Profit	[***]	[***]	[***]	[***]	[***]
Gross Margin	[***]	[***]	[***]	[***]	[***]

Adjusted Gross Profit	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Adjusted Gross Margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Discussion of anomalies included in the historical and forecasted gross margins:

Removing the impact of the charges as shown in Attachment 1 and discussed above eliminates the majority of the anomalies in our historical expected gross margin information. The comments that follow discuss various factors that are generally responsible for the remaining anomalies that appear in the “as adjusted” figures.

Mr. Rufus Decker
May 10, 2007

The Helicopters Division experienced higher adjusted gross profit and a higher adjusted gross margin in 2004 through 2006 as compared to the prior periods or the forecast periods primarily as a result of favorable product mix which resulted in higher gross margins for these periods. This is partially attributable to a greater amount of proprietary product sales including sales related to the [***]. The budget for 2007 through 2009 currently forecasts that the product mix [***]. This is in part due to the fact that [***].

The Aerostructures Division experienced unusually low gross margin rates in 2003 and 2004 due to several factors. During 2003, the Aerospace subsidiary was in the process of moving from an old outdated plant in Moosup, Connecticut to a modern, expanded facility in Jacksonville, Florida and the move was essentially completed in 2003. Despite this, the transition of operations generated additional costs associated with (a) the phase-out of Moosup; (b)increased production man-hour performance on programs transferred to the new facility, which did not achieve the performance levels that existed on an overall basis at the Moosup facility until after 2003; and (c) costs to requalify manufacturing and quality processes in Jacksonville. Additionally, lower than anticipated production volume and several loss contracts resulted in lower gross margins through the end of 2004 for this division.

The Fuzing Division's gross margin rate in 2006 was appreciably higher than in 2005. This was largely attributable to a combination of [***].

Discussion of differences between operating units in historical or forecasted gross margins:

Generally, the nature of the products or services sold as well as the customer base of all of our operating units within the Aerospace segment is similar. The differences in gross margins between the operating units are driven by the proportion of sales that generate higher gross profit in relationship to total sales. The differences in gross margin by product can be dependent upon whether the product is proprietary in nature and therefore, can demand a higher gross margin, or if the product or service is sold in a highly competitive environment where there are many possible vendors. The nature of the customer base also determines to some extent the gross margins that the operating unit can achieve. Gross margins tend to be lower for [***] as compared to [***]. [***]. Foreign customers as compared to domestic customers generally also produce [***].

The Corporation believes that there can also be gross margin differences based on the maturity level of the products or services provided in the marketplace. [***]. This is in contrast to [***]. Furthermore, [***] has been able to focus more on [***] and is [***].

Mr. Rufus Decker
May 10, 2007

Discussion regarding why any differences in gross margin are not indicative of the operating segments having dissimilar economic characteristics:

In considering our explanation of this item, we reviewed the discussion set forth in paragraph 17 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131 regarding the "similar economic characteristics" criteria as it relates to aggregation of operating segments. FASB Question 8 indicates that having similar (not identical) gross margins is only one of several possible indicators of similar economic characteristics.

The Corporation believes that the operating units in the Aerospace segment have similar economic characteristics. Having similar gross margins is one of several possible indicators of similar economic characteristics, and other indicators include trends for gross margin rates and sales volume, specifically as they relate to long-term future prospects. The adjusted gross profit and gross margins included above do present similar trends both historically and in the future which illustrates that each operating unit within the Aerospace segment has the same fundamental current and future prospects.

Actual results are impacted by the combination of these market fundamentals and events and circumstances unique to the individual operating unit. In the short term, there will be variances in gross margins as the operating units independently take actions to re-build their business base, establish their presence in the market, achieve significant production efficiencies, or further enhance their lean processes. The Corporation believes that on a long-term basis, the sales and operating performance of the operating units will continue to trend in a similar direction.

We believe that the qualitative and other quantitative factors discussed in our letter of March 30, 2007 outweigh the differences among the average gross margins being realized by the operating units in this segment. We continue to believe it is appropriate to aggregate these operating units into one reportable Aerospace segment.

*************

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.6329.

Sincerely,

                                        /s/ Robert M. Garneau
Robert M. Garneau
Executive Vice President and CFO
Kaman Corporation

cc: Jeffrey Gordon, Staff Accountant

Mr. Rufus Decker
May 10, 2007

Attachment 1

Actuals
	2002		2003		2004		2005		2006

Helicopters Division

Gross margin before adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Adjustments:

Australia SH-2G(A)
program loss accruals	[***]		[***]		[***]		[***]		[***]

MDHI program investment
elimination / (recovery)	[***]		[***]		[***]		[***]		[***]

Write-down of K-MAX program
assets, including inventories	[***]		[***]		[***]		[***]		[***]

Idle facilities / excess capacity and related
costs charged to cost of sales	[***]		[***]		[***]		[***]		[***]

Moosup facility closure	[***]		[***]		[***]		[***]		[***]

Manufacturing relocation
and recertification costs	[***]		[***]		[***]		[***]		[***]

Gross margin after adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Mr. Rufus Decker
May 10, 2007

Actuals
	2002		2003		2004		2005		2006

Aerostructures Division

Gross margin before adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Adjustments:

Harbour Pointe program loss accrual
and inventory write-down	[***]		[***]		[***]		[***]		[***]

PlasticFab product warranty costs	[***]		[***]		[***]		[***]		[***]

Moosup facility closure	[***]		[***]		[***]		[***]		[***]

Manufacturing relocation
and recertification costs	[***]		[***]		[***]		[***]		[***]

Gross margin after adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Mr. Rufus Decker
May 10, 2007

Actuals
	2002		2003		2004		2005		2006

Fuzing Division

Gross margin before adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Adjustments:

EODC contract curtailment adjustment	[***]		[***]		[***]		[***]		[***]

Dayron product warranty costs	[***]		[***]		[***]		[***]		[***]

Gross margin after adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Actuals
	2002		2003		2004		2005		2006

Kamatics subsidiary

Gross margin before adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Adjustments:
	[***]		[***]		[***]		[***]		[***]

Gross margin after adjustments	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]